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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                        EMPIRE FINANCIAL HOLDING COMPANY

                                (Name of Issuer)

                      Common Stock par value $.01 per share

                         (Title of Class of Securities)

                                   291658 10 2

                                 (CUSIP Number)



           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 28, 2005

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















     PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. ..................................
--------------------------------------------------------------------------------
      1. Names of Reporting Persons. E.F.H. Partners, LLC I.R.S. Identification Nos. of above persons (entities only).

            ....................................................................
--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   ..............................................................
                  ..............................................................

            (b)   ..............................................................
--------------------------------------------------------------------------------

      3.    SEC Use Only .......................................................
--------------------------------------------------------------------------------

      4.    Source of Funds (See Instructions) .....00 .........................
--------------------------------------------------------------------------------

      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)..................................................
--------------------------------------------------------------------------------

      6.    Citizenship or Place of Organization Delaware.......................
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

      Number of Shares Beneficially Owned By Each Reporting Person With

            7.    Sole Voting Power .....4,383,332..............................
--------------------------------------------------------------------------------

            8.    Shared Voting Power ..........................................
--------------------------------------------------------------------------------

            9.    Sole Dispositive Power .....4,383,332.........................
--------------------------------------------------------------------------------

            10.   Shared Dispositive Power .....................................
--------------------------------------------------------------------------------

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            .....4,383,332......................................................
--------------------------------------------------------------------------------

      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions) .................................................
--------------------------------------------------------------------------------

      13.   Percent of Class Represented by Amount in Row (11) .....64.3%.......
--------------------------------------------------------------------------------

      14.   Type of Reporting Person (See Instructions) .....00.................
--------------------------------------------------------------------------------


         This Amendment No. 1 amends the statement on Schedule 13D, originally filed on June 2, 2005 (the "Schedule 13D") by EFH Partners, LLC ("EFH") with respect to its ownership of securities issued by Empire Financial Holding Company (the "Company"). This Amendment No. 1 relates to the purchase by EFH of 1,666,666 shares of the Common Stock of the Company on June 28, 2005 as a result of its exercise of an option granted to it by the Company on May 20, 2005. The aggregate purchase price for these shares was $1,000,000. As the Schedule 13D was prepared on the basis of EFH's beneficial ownership, no changes are required to the number of shares or the percentage of the class owned by EFH as reported on the Schedule 13D.

         Except as otherwise set forth in this Amendment No. 1, the information contained in the Schedule 13D remains in effect and all capitalized terms not otherwise defined in this Amendment No. 1 shall have the same meaning ascribed to them in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended as follows:

(1) Paragraph (a) is hereby amended to read in its entirety as follows:

"EFH owns 2,166,666 shares of Common Stock, 7,000 shares of Class B Stock (convertible into 1,166,666 shares of Common Stock) and has the right to acquire 1,050,000 shares of Common Stock pursuant to the exercise of the Gagne Option, which, in the aggregate, represent approximately 64.3% of the class."

(2) Paragraph C is hereby amended by inserting the following sentence at the end thereof:

"On June 28, 2005, EFH acquired 1,666,666 shares of Common Stock from the Company upon its exercise of the Company Option. The aggregate purchase price for these shares was $1,000,000, of which $750,000 was payable in cash and the balance was paid by canceling a $250,000 indebtedness from the Company to EFH.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  June 29, 2005
--------------------------------------------------------------------------------
Date
                  /s/ Steven M. Rabinovici
--------------------------------------------------------------------------------
Signature
                  Steven M. Rabinovici, Manager
--------------------------------------------------------------------------------
Name/Title


        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)